APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Southern Hideout, LLC
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period
	08/17/2020 - 12/31/2020
ASSETS	
Current Assets:	
Cash	$ 2,500.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	2,500.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 2,500.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-

Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		2,500.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		2,500.00
TOTAL LIABILITIES & EQUITY	$	**2,500.00**
Balance Sheet Check		-

I, Nathaniel Chisley Jr, certify that:

1. The financial statements of Southern Hideout, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Southern Hideout, LLC has not been included in this Form as Southern Hideout, LLC was formed on 08/17/2020 and has not filed a tax return to date.

Signature   *Nathaniel Chisley Jr*

Name: Nathaniel Chisley Jr

Title: Co-Owner